

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

Via E-mail
William R. Mills
Chief Financial Officer
Tops Holding II Corporation
P.O. Box 1027
Buffalo, NY 14240-1027

> **Re:     Tops Holding II Corporation**
> **Pre-effective Amendment No. 2 to Registration Statement on Form S-4**
> **Filed December 3, 2013**
> **File No. 333-191029**

Dear Mr. Mills:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your supplemental letter with respect to the Exchange Notes due 2017 has been filed on EDGAR, but it still does not appear among the submissions for Tops Holding II Corporation. Please refile the letter, such that it appears for Tops Holding II Corporation.

2. Please provide disclosure that is responsive to Item 403 of Regulation S-K and Item 19(b) of Form S-4. As a related matter, please briefly describe the purpose for the Management Purchase you describe in your prospectus.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 39

3. We note that you have applied push-down accounting to your pro forma financial statements because Tops MBO Co acquired "substantially all" of your outstanding

shares.  With reference to SAB Topic 5:J, please provide us with the details of the transactions that occurred and your analysis supporting the application of push-down accounting.  Your response should include, but not be limited to, quantification of the percentage of your outstanding shares acquired by Tops MBO Co and analysis of any collaborative group.

4.  Please refer to footnote 2 to your pro forma financial statements.  Please tell us why the preliminary acquisition price of $21.2 million includes estimated applicable taxes and the basis in GAAP for including this in the purchase price.

5.  Please refer to footnote 2 to your pro forma financial statements.  Please tell us, and revise your disclosure to clarify, why your purchase price allocation reflects goodwill of $306.37 million while your pro forma balance sheet reflects goodwill of $302.66 million.

Item 21. Exhibits and Financial Data Schedules, Page II-1

Exhibit 10.12

6.  Please refile Exhibit 10.12 to provide all of the annexes, exhibits and schedules to the agreement.  If you do not believe you are required to file these items, please provide us with your analysis in support of your position and supplementally provide us with copies of the annexes, exhibits and schedules.

You may contact Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 or Jennifer Thompson, Accounting Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters.  Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc:     Michael Benjamin
        Shearman & Sterling LLP